

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: **Rapid Holdings, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed August 9, 2010
        File No. 333-167960

Dear Mr. Barron:

        We have reviewed your amended registration statement and response letter dated August 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note the revisions made to the cover page to reflect the format as depicted in the Form S-1 available at www.sec.gov. In accordance with that format, please revise further to do the following:
        - Delete the "/A" after "Amendment No. 1 to Form S-1".
        - Add a telephone number for the registrant's principal executive office.
        - Include the name of a person who will be the registrant's agent for service.

<u>Risk Factors, page 3</u>

2.   We note that you removed statements such as "we cannot assure you" or there "can be no assurance" from many of the risk factors. However, certain risk factors still contain this language. Please remove such statements.

<u>Competition in the auto loan industry and the emergence of other online auto loan businesses could have a material adverse effect on our business and our results of operations, page 3</u>

3.   We note your disclosure that AutoCash USA and Absolute Title Loans offer services similar to those that you plan to provide. We also note your disclosure on pages 2 and 9 that you believe that you are the first web based title company. Please revise the filing to reconcile these two statements.

<u>We will need to hire additional employees as part of our growth strategy, page 3</u>

4.   Please discuss the potential costs associated with hiring additional employees. Please also reference costs associated with hiring outside web advertising professionals, as disclosed on page 10 of the filing, and any other professionals that you anticipate retaining.

<u>Selling Shareholders, page 6</u>

5.   Please indicate that the selling shareholders may be deemed underwriters.

6.   Please confirm that no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

<u>Organization Within Last Five Years, page 9</u>

7.   Please add a defined term for the stock purchase agreement and share exchange, and please use that term consistently throughout the filing when referring to that agreement.

<u>Description of Business, page 10</u>

8.   Please identify terms like NADA, SST, and AST.

<u>Financial Statements, F-1</u>

9.   Please consider moving the Financial Statements to the end of the prospectus, i.e., to the end of Part I of the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales and Growth Assumptions, page 13

10.   We note that you deleted your goals relating to number of applications approved. For the goals that remain in the filing regarding applications generated and monthly rate of growth, please include disclosure describing why you set your goals at these amounts.

Directors, Executive Officers, Promoters and Control Persons, page 15

11.   Please clarify whether the statement that Mr. Barron "currently provides consulting services including risk management and strategic business planning" refers to Mr. Barron's role with the company. If so, reorganize Mr. Barron's biography so that his business experience is listed in reverse chronological order. Please also include the date that Mr. Barron joined the company, and the time period that he worked for D&B Financial. In addition, please confirm to us that Mr. Barron currently has no principal occupations or employment other than what is disclosed in the filing.

Employment Agreements, page 16

12.   We note your disclosure that pursuant to his employment agreement, Mr. Barron is entitled to be paid a minimum of $500 per month. Please confirm that Mr. Barron did not receive any compensation during the period ended May 31, 2010, as indicated by the Summary Compensation Table on page 15, or please revise the table as appropriate.

Part II – Information Not Required in the Prospectus, page 18

13.   Please consider renumbering the pages of Part II to clearly indicate that this section is separate from the prospectus (II-1, II-2, II-3, etc.).

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3698 with any other questions.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief

cc.   (facsimile only)
        Ms. Christine Melilli, Esq., CPA
        Anslow & Jaclin, LLP
        (732) 577-1188